

August 7, 2015

<u>Via E-Mail</u>
Héctor Treviño Gutiérrez
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.
Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, México, D.F., México

> **Re:   Coca-Cola FEMSA, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 001-12260**

Dear Mr. Gutiérrez:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014
Item 18. Financial Statements, page 94
Notes to the Consolidated Statements, page F-8
Note 9. Investments in Associates and Joint Ventures, page F-35

1.   We note your January 25, 2013 acquisition of 51% of Coca-Cola FEMSA Philippines, Inc. (CCFPI) and, as part of the agreement, you obtained a call option to acquire the remaining 49% of CCFPI at any time during the seven years following the closing. We further note that you have accounted for the results of CCFPI using the equity method from the date of acquisition through December 31, 2014 based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between you and The Coca-Cola Company; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option is "out of the money" as of December 31, 2014 and 2013. Please provide us with your detailed analysis to support your conclusion to account for CCFPI using the equity method. In your response, please include the following information

along with any other relevant information to support your conclusion that CCFPI should not be consolidated under International Financial Reporting Standards 10:

- Identify the relevant activities and discuss how decisions about the relevant activities are made, including the identification of which activities require joint approval and which do not require joint approval.

- Provide your consideration of whether the potential voting rights are substantive, including whether the call option was deeply out of the money as of December 31, 2014 and 2013 and expected to remain so over the option life; and whether you would benefit for other reasons from the exercise of the option (e.g. realize synergies, protection of interests, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining